Gina R. Wardlow

Director and Corporate Counsel

Law Department – Prudential Retirement

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, NJ 08830

Tel 732 482-4568 Fax 732 482-8022

gina.wardlow@prudential.com

September 16, 2011

Sally Samuel, Esquire

Senior Counsel, Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4644

RE:	REQUEST FOR ACCELERATION

PRIAC Variable Contract Account A

Pre-Effective Amendment No. 2 to Registration Statement on Form N-4

File Nos. 333-170345 and 811-21988

Dear Ms. Samuel:

Pursuant to Rule 461 under the Securities Act of 1933, the registrant and the principal underwriter hereby request that the registration statement on form N-4, Re: No. 333-170345, as amended by pre-effective amendments number 1 and 2, be declared effective as of September 23, 2011. The registrant and the principal underwriter are aware of their obligations under the Securities Act of 1933.

We represent and acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the staff comments, the registrant’s changes to the disclosure in response to the staff comments or the action of the Commission or staff, acting pursuant to delegated authority, in declaring effective, does not relieve the registrant from this responsibility; and

•	the registrant may not assert this action or the staffs’ comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Prudential Retirement Insurance and Annuity Company (depositor),

on behalf of PRIAC Variable Contract Account A (registrant)

and Prudential Investment Management Services, LLC (principal underwriter)

BY: /s/ Gina Wardlow

Gina Wardlow

Director and Corporate Counsel